UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Purple Biotech Ltd. (the “Company” or the “Registrant”) is filing this Amendment No. 1 to amend its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on June 15, 2023 (the “Original Report”). On June 15, 2023, the Company announced the results of the Annual General Meeting of Shareholders of the Company held on June 15, 2023. This Amendment No. 1 is being filed solely for the purpose of updating the “Incorporation by Reference” disclosure included in the Original Report, which inadvertently omitted to incorporate by reference into the Original Report the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the SEC on December 8, 2022 (Registration file number 333-268710). Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, restate, or update the information contained in the Original Report, or reflect any events that have occurred after the Original Report was filed.

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333-235327), [the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 27, 2019 (Registration file number 333-235729),] the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333-238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2020 (Registration file number 333-238481), each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 4, 2022 (Registration file number 333-264107), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270769) and the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on December 8, 2022 (Registration file number 333-268710), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 20, 2023	PURPLE BIOTECH LTD.

	By:	/s/ Lior Fhima
Lior Fhima
Chief Financial Officer

2